

December 4, 2006

**Via US Mail and Facsimile**

Mr. James S. Cardwell
Sibling Entertainment Group, Inc.
511 West 25th Street, Suite 503
New York, NY 10001

> **Re:** **Sibling Entertainment Group, Inc.**
> **Form 10-KSB for the Year Ended June 30, 2006**
> **Form 10-QSB for Quarterly Period Ended September 30, 2006**
> **Commission File Number: 333-60958**

Dear Mr. Cardwell:

We have reviewed your above-referenced filings and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings unless an amendment has been requested, in which case all requested changes should be made in such amendment as well as in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Form 10-KSB for the Year Ended June 30, 2006

Risk Factors, page 12

1.  Please expand these disclosures to also discuss and quantify the relative significance of the goodwill balance to total assets and to stockholders' equity at the balance sheet date. Describe how the nature and composition of this account balance and changes in your related accounting estimates could affect reported financial condition and future results of operations. This comment and the comment directly below apply to your Form 10-Q for September 30, 2006 as well.

2.  Please expand these disclosures to also address the concentration of your business. That is, your revenues come from a very limited number of customers, each of whom is a related party or affiliate.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 18

3.  Please expand your table of related party cash flows to include each period for which a cash flow statement has been presented. Consider any revisions made as a result of our comments below when preparing these tables. This comment applies to your Form 10-Q for September 30, 2006 as well.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

4.  We note from the report filed in the current year that your current auditors did not audit the Development Stage, July 1, 2000 through June 30, 2004. In order to present the cumulative data as "audited," you are required to include a reissued audit report covering this period as required by Rule 2-05 of Regulation S-X. It appears that it is impracticable to obtain such a report. If true, and given the subsequent restatements, we would be willing to waive the requirement for audit of the cumulative data in the annual financial statements. However, the financial statements should be revised to clearly indicate that the cumulative information is unaudited, and the audit report dated October 23, 2006 should be appropriately revised as well. Finally, a footnote to the financial statements should be added to clearly disclose that it is impracticable to provide audited cumulative data and to explain the reasons for this circumstance.

Cash Flow Statement, page F-6

5.  It appears that not all related party transactions are clearly labeled as such. For example, please consider whether additional cash flows from investing activities result from transactions with related parties. We refer, for example, to options purchased, certain production development cost outlays and other similar items. Please consider whether any portion of the production expenses or the general and administrative expenses in your income statement relate to transactions with related parties or affiliates as well and revise or advise as appropriate. In making your determination please note that, in addition to transactions with principal owners, managers and affiliates, we would also include transactions with equity investees, promoters, and parties that you may significantly influence or that may significantly

influence you as transactions that should be labeled. Our comment also applies to your Form 10-Q for September 30, 2006.

Note 3 – Related Party Transactions

Share Exchange Agreement, page F-15

6. We note from your disclosure here and from your current and prior year (previously filed) balance sheet presentation that the $2.8 million of goodwill recorded relates to your acquisition of SPI on June 17, 2005, and that you have performed an impairment test on such goodwill, concluding no impairment exists at the latest balance sheet date. We also note that you have experienced increasing net losses in the past few fiscal years, your total net loss since inception is approximately $1.8 million, and you received a going concern opinion from your auditors. Given these factors, and the relative significance of goodwill, appropriate disclosures should be provided in MD&A. In this regard, the testing of goodwill impairment and your resulting conclusions constitute a critical accounting estimate and should be discussed with any other critical accounting estimates and policies in a separately captioned section of MD&A. Your discussion should, at a minimum, describe the methodology used to determine your estimate as well as any material assumptions or any assumptions that are about highly uncertain matters. Indicate known trends, events or uncertainties that are reasonably likely to occur and materially effect your assumptions and explain how different estimates would impact your operating results and financial position. Indicate how you assessed any negative and positive factors, possibilities or uncertainties that you considered in support of your determination that no impairment existed at the balance sheet date.

Form 10-Q for September 30, 2006

Balance Sheet, page 3

It appears, based upon a comparison with your June 30, 2006 balance sheet, that not all related party items are labeled as such. We refer, in particular, to your liabilities. Please revise or advise.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If an amendment is required, you may wish to provide us with marked copies of the amendment to expedite our review. Please ensure your response letter keys your responses to our comments and provides any requested supplemental information as this greatly facilitates our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3816 with any other questions.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant